THE GABELLI SRI FUND, INC.

One Corporate Center

Rye, New York 10580

May 31, 2007

Ms. Laura Hatch

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli SRI Fund, Inc. (the “Fund”)

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A under the
Securities Act of 1933 (Registration No. 333-141093)

Dear Ms. Hatch:

This letter is to inform you that we represent that there have been no material changes to the Fund’s Pre-Effective Amendment No. 2 filed today since Pre-Effective Amendment No. 1 which was filed on May 16, 2007, other than the addition of the seed deposit balance sheet as well as certain exhibits.

Thank you for your attention to this matter.

Very truly yours,

/s/ Matthew J. Van Wormer

On behalf of The Gabelli SRI Fund, Inc.